FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 17, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,
Moscow 125993
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

MECHEL DECLARES THE RECOMMENDED CASH OFFER FOR ORIEL RESOURCES PLC WHOLLY UNCONDITIONAL

Moscow, Russia — April 17, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the following update in relation to the recommended cash offer made by Mechel for the entire issued and to be issued ordinary share capital of Oriel by means of an Offer Document dated 26 March 2008 (the “Offer Document”).

The Board of Mechel is pleased to announce that all the conditions of the Offer have now been satisfied or waived and that, accordingly, the Offer is today declared unconditional in all respects.

1.             Level of acceptances

The Board of Mechel announces that, as at 1.00 p.m. (London time) on 16 April 2008, the first closing date of the Offer, valid acceptances had been received in respect of a total of 611,660,984 Oriel Shares, representing approximately 95.69 per cent. of Oriel’s existing issued ordinary share capital.

The Board of Mechel is therefore pleased to announce that the 90 per cent. acceptance condition in respect of the Offer has been satisfied.

As set out in the Offer Document, Mechel had received irrevocable undertakings to accept the Offer in respect of a total of 296,698,351 Oriel Shares, representing approximately 46.4 per cent. of Oriel’s existing issued ordinary share capital.  As at 1.00 p.m. (London time) on 16 April 2008, valid acceptances of the Offer (all of which are included in the total of valid acceptances referred to above) had been received in respect of all of these Oriel Shares.

Save as disclosed above and in the Offer Document, neither Mechel nor any person acting in concert with Mechel for the purposes of the Offer is interested in or has any rights to subscribe for any Oriel Shares nor does any such person have any short position or any arrangement in relation to Oriel Shares.  For these purposes “arrangement” includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of, and borrowing or lending of, Oriel Shares.  An “arrangement” also includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Oriel Shares which may be an inducement to deal or refrain from dealing in such securities. “Interest” includes any long economic exposure, whether conditional or absolute, to changes in the prices of securities and a person is treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

2.             Settlement

The consideration due to Oriel Shareholders who have provided valid and complete acceptances under the Offer on or before the date of this announcement will be dispatched by 30 April 2008.  The consideration due to Oriel Shareholders who provide valid and complete acceptances under the Offer after the date of this announcement but while the Offer remains open for acceptance will be dispatched within 14 days of such receipt.

3.             Offer open for acceptance

The Offer will remain open for acceptance until further notice.

4.             Further acceptances

Oriel Shareholders who have not yet accepted the Offer are urged:

 (i)           in respect of Oriel Shares held in certificated form, to complete, sign and return the relevant Form of Acceptance, in accordance with the instructions set out in the Offer Document and in the Form of Acceptance, so as to be received as soon as possible;

 (ii)         in respect of Oriel Shares held in CREST, to accept electronically through CREST so that the TTE instruction settles as soon as possible; and

 (iii)         in respect of Oriel Shares held through a participant of CDS, to accept by following the procedures for a Book-based Transfer established by CDS as soon as possible, or otherwise as described in the Offer Document.

Full details of how to accept the Offer in respect of certificated and uncertificated Oriel Shares are set out in the Offer Document and, in the case of certificated Oriel Shares, the accompanying Form of Acceptance.  Copies of the Offer Document and the Form of Acceptance can be obtained by contacting Computershare Investor Services PLC on telephone number + 44 870 707 1214.

5.             Compulsory acquisition and cancellation of trading

Mechel intends to apply the provisions of sections 979 to 982 of the Companies Act 2006 to acquire compulsorily any Oriel Shares that have not accepted the Offer on the same terms as the Offer.

Mechel is taking steps to procure the making of an application by Oriel to the London Stock Exchange for the cancellation of admission to trading of Oriel Shares on AIM.  It is anticipated that the cancellation of admission to trading will take effect approximately 20 business days after the date of this announcement.  Accordingly, it is expected that such cancellation will take effect on or around 6 May 2008 or as soon as practicable possible thereafter.

Subject to applicable law, Mechel intends to take steps to procure Oriel to delist the Oriel Shares from the Toronto Stock Exchange and apply to the Ontario Securities Commission for a decision that Oriel has ceased to be a reporting issuer in Ontario.

This cancellation and delisting will significantly reduce the liquidity and marketability of any Oriel Shares not assented to the Offer.

6.             Other

Terms used in this announcement shall have the meaning given to them in the Offer Document, unless the context requires otherwise.

Enquiries

Mechel	Telephone: +7 (495) 221 8888
Alexander Tolkach, Head of International

Affairs and Investor Relations

Merrill Lynch	Telephone: +44 (0) 20 7628 1000
Kevin Smith
Mark Echlin
George Close-Brooks

Further Information

This announcement does not constitute, or form part of, an offer or solicitation of any offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Any acceptance or other response to the Offer should be made on the basis of the information in the Offer Document and the Form of Acceptance.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any persons (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intend to, or who may be under a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Further details in relation to overseas shareholders are contained in the Offer Document.

Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Mechel in connection with the Offer and no-one else and will not be responsible to anyone other than Mechel for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  April 17, 2008